Puma Biotechnology, Inc.

10880 Wilshire Boulevard, Suite 2150

Los Angeles, CA 90024

July 28, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Tim Buchmiller

Re:	Puma Biotechnology, Inc.

Registration Statement on Form S-3 (Registration No. 333-266306)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Puma Biotechnology, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on August 1, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Shayne Kennedy at (714) 755-8181 or, in his absence, Taylor Ashton at (714) 755-8208.

Thank you for your assistance in this matter.

Very truly yours, Puma Biotechnology, Inc.

By:	/s/ Maximo F. Nougues
Maximo F. Nougues
Chief Financial Officer

CC:	Alan H. Auerbach, Puma Biotechnology, Inc. B. Shayne Kennedy, Latham & Watkins LLP Taylor Ashton, Latham & Watkins LLP